Exhibit 99.1

PowerBank Announces Commercial Operation of First Battery Energy Storage System in Ontario

4.99 MW Ontario BESS Project Achieves Commercial Operation, Securing 22-Year Revenue Contract with the IESO

Toronto, Ontario, May 5, 2026 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, is pleased to announce that the 4.99 MW Battery Energy Storage System (“BESS”) project in Cramahe, Ontario, also known as BESS SFF 06 (the “Project”), has reached Commercial Operation and commenced revenue producing operations.

BESS SFF 06 project (Photo: PowerBank Corporation).

BESS SFF 06 has been constructed and is operating at the site of an existing ground-mount solar project. The existing solar project is a separate project which was awarded a contract in 2015 by the Independent Electricity System Operator (“IESO”) under the Feed In Tariff program. In July 2023, the Project was awarded a contract by the IESO under the Expedited Long-Term RFP (E-LT1 RFP). The contract, which has a term of 22 years, includes a fixed contract capacity payment of $1,221/MW per business day, significantly above the weighted average price of $876/MW for all storage category projects under the E-LT1 RFP. This underscores the competitive positioning of these projects in the Ontario energy storage market. Now that the project is operational, it will have 4.74 MW of daily contract capacity available (at a capacity payment to ProjectCo of $1,221/MW per business day) for 251 business days in a year.

Furthermore, the Project is eligible for the Clean Technology Investment Tax Credit introduced in 2024. This refundable tax credit provides up to 30% reimbursement of eligible capital costs for new clean technology, significantly enhancing the economic returns of the projects. This aligns with PowerBank’s commitment to leveraging government incentives to accelerate the transition to renewable energy while optimizing financial performance.

“Reaching commercial operation on BESS SFF 06 is a deeply meaningful milestone for our team,” said Dr. Richard Lu, CEO of PowerBank Corporation. “Battery energy storage is a critical pillar of a resilient, renewable grid — and this project proves that the technology, the contracts, and the partnerships are in place to deliver. We look forward to bringing more of our pipeline online as we continue building the clean energy infrastructure North America needs.”

“BESS SFF 06 represents the engineering and operational excellence our team brings to every project,” said Andrew van Doorn, P. Eng, President & Chief Operating Officer of PowerBank Corporation. “With over 30 years of experience delivering renewable energy infrastructure, I know firsthand that moments like this — a fully commissioned BESS project helping power the Ontario grid — are the result of years of disciplined execution.”

Aerial view of BESS SFF 06 (Photo: PowerBank Corporation).

The BESS SFF 06 project is financed through a combined loan for two projects (BESS SFF 06 and BESS 903) (“Loan”) in a principal amount of $28.1 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent (the “Lender” or “RBC”).

The Project is owned by 1000234763 Ontario Inc. (“ProjectCo”) ProjectCo is the borrower under the terms of the Loan. The Project represents PowerBank’s initial foray into battery energy storage, a market forecast by Fortune Business Insights to grow at a 16.3% compound annual growth rate from 2022 to reach US$31.2 billion by 20291. PowerBank’s interest in ProjectCo was acquired as part of the $45 million valued acquisition of Solar Flow-Through Funds Ltd. that closed in July 2024.

The Company has an indirect 50% interest in ProjectCo, with the remaining 50% held by a partnership formed by First Nations communities in Ontario.

PowerBank’s proven expertise, with over 100 MW of completed projects and a development pipeline exceeding 1 GW, underpins the project’s execution. Strategic partnerships and institutional-grade development capabilities position PowerBank to deliver reliable, high-impact renewable energy solutions.

There are several risks associated with the operation of the Project. The operation of any battery energy storage project is subject to maintaining compliance with required permits, the IESO E-LT1 Contract, technical risks associated with the operation of equipment the degradation of battery storage capacity over time based on the number of discharge cycles. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the project mentioned in this press release; expectations for future revenues from the project; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation